Exhibit 99.1

Akanda Corp. Common Shares Set to Commence Trading Today on Nasdaq Under Ticker Symbol “AKAN”

London, March 15, 2022 – Akanda Corp (NASDAQ: AKAN) (“Akanda” or the “Company”), an international medical cannabis company, today announced the Company’s common shares are scheduled to commence trading this morning Eastern Time on The Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “AKAN”.

“Becoming the first UK cannabis company with African operations to list on the Nasdaq is an important milestone for our Company and the industry,” said Tej Virk, Chief Executive Officer of Akanda. “Now, with new capital and increasing patient access across the UK and Europe, we believe Akanda is well-positioned to continue on its mission of helping people lead better lives through high-quality and affordable products. We are building a unique seed-to-patient model, focused on growing, moving and healing, with a foundation rooted in what we view as strong ethics and business practices.”

Executive Chairman of Akanda, Louisa Mojela, added, “It is a privilege to be the only Nasdaq listed medical cannabis company with a core operation in the Kingdom of Lesotho in Southern Africa. As we fulfil our strategic mission to increase access to medical cannabis for patients in international markets, we believe that the robust cultivation in the Kingdom of Lesotho is also a force for meaningful and positive social impact for our surrounding communities and the economy of our country."

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. The Company is building a seed-to-patient supply chain, connecting patients in the UK and Europe with diverse products including cannabis products cultivated at its competitively advantaged grow operation in the Kingdom of Lesotho and with other trusted third-party brands. Akanda’s initial portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa, and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contact

United States:

Annie Grant

Allison + Partners

akanda@allisonpr.com

Europe:

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Underwriter Contact

Boustead Securities, LLC

offerings@boustead1828.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.